Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is a transcript of an interview given by Andrew N. Liveris, President, Chairman and Chief Executive Officer of The Dow Chemical Company (“Dow”), that aired on Fox Business Network on January 21, 2016.

MARIA BARTIROMO – FOX BUSINESS NETWORK: Welcome back. Despite the recent market turmoil and the U.S. and global economies, my next guest joining us right now has managed to secure and grow improving the lives of his employees by his establishing an extended parental leave policy. We will talk about that. The Dow Chemical company granting new mothers a minimum of 12 weeks paid leave. Joining us now is the CEO, Andrew Liveris. Andrew, good to see you. Thanks so much for joining us.

ANDREW LIVERIS – CHARIMAN AND CEO, DOW: Nice to be with you, Maria.

MARIA BARTIROMO: We’re really seeing a change in terms of the benefits and corporations which I’m going to get to in a moment. But first let’s talk about the global economy given this is front and center and the worry for global markets. How do you see things?

ANDREW LIVERIS: Maria, the low oil price scenario that has unfolded through 2015 and then the general commodities issue that has occurred that’s hurting emerging economies in terms of their revenue streams. We have always said at Dow that the portfolio we build should benefit from low-priced commodities if we have value add inputs/outputs, which means technology and products people buy no matter what happens to the economic situation. We’re seeing that. Demand is being stimulated by low commodity prices. Now, it is slower than what would otherwise see. Clearly, a big chunk of the gasoline price went down went into savers’ pockets first, but it’s coming out of the pocket now. It’s coming out of the wallet.

MARIA BARTIROMO: Is it? Because I have been trying to track this and it doesn’t feel like people are spending money that they saved.

ANDREW LIVERIS: Talk to the car manufacturers to answer that question, to the appliance manufacturers, the furniture and bedding manufacturers who we sell to. And not just the U.S. This is a global conversation I’m having with you. We are seeing a pivot of very large export economies, notably china and some of the other emerging world economies like the Southeast Asian ones to internal consumption drivers benefiting from this low oil price, low commodity environment. So the stimuli we would want to happen through low-cost input, slow as it has been to come, in our view, the real economy is doing fine, thank you very much.

MARIA BARTIROMO: The real economy is not necessarily in step with what the global markets are telling us. We’ve lost $2 trillion in market value, worst year ever in terms of beginning of the year.

ANDREW LIVERIS: So, you know, someone told me when I first got the job, the worst thing I could be doing as a CEO is follow the daily stock price and look at the Yahoo Chat boards on the messaging system. Square advice, right? So you run a company, not a stock. You run it for its cycles. Equity cycles have gotten way, the base on equity cycles based on fast money and money movements and recalibration of P.E. ratios, maybe that’s what’s happening right now. Maybe people are saying, well maybe the future earnings is not going to be as robust as it was as our model said, so we’re going to recalibrate the p. Ratio for 17 to 15. There’s your $2 trillion, right? So there could be some of that. That is what money does is the recalibrates to the future. In terms of real demand, I want to remind everyone is that oil prices were considered high at $30 when I first became CEO. In fact, we were having crisis meetings in Dow because oil had gone to $30. Just a second here. Just back off a bit, look at the fact you got low-cost inputs around the world to economies that are big consumption economies, like China’s, like Europe’s, that need these low price inputs. Demand will come, and as long as demand is there, the real market should be just fine.

MARIA BARTIROMO: You have to believe that at some point this would be a huge positive for consumers and for businesses. One group that is focused on short-term are activists who were successful in pushing a combination. I want to ask you about Dow Chemical and DuPont right now. People are looking at this combination to own over the long-term. What are the best cases out of this combination and where do you see growth coming from?

ANDREW LIVERIS: As maybe has been definitely reported, I’m not sure about yourself, you may have read or seen this has been a 10 year mission to get the industrial logic of these two great historic iconic American enterprises. If you could figure out a way to put like and like together for the benefit of growth and customers, this is the way to do it. Because DuPont has been on a march to become the number one agricultural science company in the world for a long time. We’ve had an agricultural science business that people have talked to me about, including activists, why are you owning it? It belongs somewhere else. That’s been very clear. We’ve always said that that’s true. The combination we’re creating, the industrial logic of putting the assets together, getting the cost synergies of the combination, but then very quickly spinning out a pure ag play to become the number one ag science company in the world, the new DuPont. Value creation for farmers that can have literally everything they want in the pantry, forgive the pun, in terms of agricultural science capabilities. We toured the facilities last week, Ed Breen and I. They are fantastic. I mean, state-of-the-art technology for farmers. The materials science company will become the new Dow. Polymers, materials for packaging, transportation, construction, infrastructure, very focused company. Have low cost feed stocks and high tech outputs. That is the new Dow. And then a very small specialty products company. We have been talking about this for years. What has enabled it is bringing together these two companies. I think shareholders were demanding change in asset orientation clear and including the activists, definitely would say that. It took literally two CEOs to check their egos at the door and say what is the best thing for shareholders for the long-term. Employees, customers and the growth that will come from this.

MARIA BARTIROMO: Good for you, when do you expect the growth to start showing up?

ANDREW LIVERIS: So real demand, I mean, so job one, two, and three is run the business as if the merger will not happen. Get the merger to close as fast as possible through dedicated teams, Ed and I are weekly working on this, we have daily meetings and a lot of things together with our teams. Get to the close and get to the spins within a 12 to 24 month time frame. So, during that period of time, business as usual. After we join together, get the spins ready, business as usual for the spins. Spins are out, let’s call it end of ‘17. The companies are growing in their new spaces.

MARIA BARTIROMO: And a dominant force within the industry.

ANDREW LIVERIS: People like me don’t use the word dominant. How about category maker, category builder, a company that will dominate in the sense of being the number one provider of technologies for those markets.

MARIA BARTIROMO: A global leader and certainly historic. It’s really an unbelievable deal. Congratulations. Good to see you.

ANDREW LIVERIS: Thank you Maria. Good to see you as always.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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